SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

04036961

6 September 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

RECEIVED
2004 SEP 20 A 9:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 2 September to 3 September 2004.

Our SEC file number is 82-3622.

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

Yours faithfully

Preetha Pillai

Preetha Pillai (Ms)
Assistant General Counsel

Encs

dlw 9/20

X:Announcement/Submission to SEC.doc/PP/jl

MASNET No. 2 OF 02.09.2004
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

SingTel Investor Day

Attached are the presentation materials in connection with the presentations to be made by members of the Singapore Telecommunications Limited group's top management today.

2004 investor day.pdf

Submitted by Chan Su Shan (Ms), Company Secretary, on 02/09/2004 to the SGX

SingTel Investor Day 2004

Optus Mobile



Mr Allen Lew

Managing Director – Optus Mobile

2nd September 2004

With penetration at 82% - Australian mobile market growth has slowed....

Mobile Penetration[1] 82%



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Subscriber penetration
2001
2002
2003
2004
2005
2006
?

2004 market revenue growth[1] 12%



40%
35%
30%
25%
20%
15%
10%
5%
0%
Revenue growth %
2000
2001
2002
2003
2004
2005
2006
?

[1] Citigroup estimates as of August 2004

...but there are some positives


Negatives
Penetration over 80%
Caps destroying value at high end
Industry value
Growth in multimedia devices and content & data services
Fixed to mobile substitution
Greater proportion of non-subsidised plans
Positives

Optus has adapted its strategy to fit the market environment

Efficient scale operations

- Regional mobile customer base of 52m
- Integrated networks with SingTel
- 35% market share in Australia

Clear strategic focus

- Maintain dominance in Consumer
- Continue penetration of business market
- Stimulate data revenues

Differentiated positioning

- Zoo portal / data services
- High quality customer service
- Leadership in youth

Economies of scale

- domestically and regionally

Scale in Australia



Subscribers (mn) June 04
0.6
2.5
5.7
7.6
HTA
Vodafone
Optus
Telstra

Scale in region



Subscribers (mn) June 04
8
19
48
52
97
159
Telstra
SKT
DoCoMo
SingTel & Assoc
China Unicom
CMHK

Clear strategic focus – with three growth drivers

Growing consumer base



+19%
Jun 03 qtr
Jun 04 qtr
Consumer subscribers

Growing business revenues



+8%
Jun 03 qtr
Jun 04 qtr
Business mobile revenues A$m

Growing data revenues



+24%
Jun 03 qtr
Jun 04 qtr
Mobile data revenues A$m

Optus leads in mobile data

- 860,000 registered users of Optus Zoo


'yes' OPTUS
OPTUS ZOO
Home
Go
My account
My phone
What's hot?
Communicate
Inform me
Entertain me
Zoo arcade

Why is Optus Zoo different?

Accessible from most handsets

- ubiquity was key to SMS adoption

Zoo Arcade – launched June 2004

- open platform for content providers

"Personalisable"

- make your own home page

Optus has strongest appeal to youth segment

Positive brand disposition with 16 to 19 yr olds


7%
26%
35%
40%
48%
53%
84%
Competitors
Optus

*source: Optus market research June 2004

Optus Mobile: strong track record...

Revenue share grows 35%


Market share[1]
34%
34%
35%
33%
30%
Share of industry revenue*
62
66
71
Postpaid ARPU A$
FY02
FY03
FY04

Margins & free cashflow improve


EBITDA margin
34%
38%
405
762
1,020
Free cash flow[2] (A$m)
FY02
FY03
FY04

[1]source: JP Morgan research May04

[2]Free cash flow = EBITDA less cash capex

...sustained with June 04 results

➢ Revenue up 13% - EBITDA margin 39%

Total service revenues (excl equipment) 12%


Mobile revenue A$m
72
729
85
816
Equipment
Service
Q1 FY04
Q1 FY05

Optus Mobile – strong competitive position

Customer base reaches 5.7m	17%
Mobile market share	35%
Data as % of ARPU	15%

Optus Mobile: well placed to compete

Efficient Scale Operations
- Regional mobile customer base of 52m
- Integrated networks with SingTel
- 35% market share in Australia

Clear strategic focus
- Maintain dominance in Consumer
- Continue penetration of business market
- Stimulate data revenues

Differentiated Positioning
- Zoo portal / data services
- High quality customer service
- Leadership in youth

SingTel Investor Day 2004

2nd September 2004

SingTel

Investor Day 2004



Mr Bill Hope

EVP & MD Networks

2nd September 2004

SingTel – substantial network presence

➢ Integrated operations in Singapore and Australia

Networks in Singapore & Australia



S$5bn
SingTel
S$7bn
Optus

PPE at March 2004

Benefits of single network organisation

CAPEX reduction
- Joint Tendering
- Cost Benchmarking

Organisation integration
- Dual-country responsibility
- Efficient management structure

Cross company learning
- Network performance levels
- Joint technology trials

Combined technology roadmap
- Maximise scale and commonality
- Clear technology strategy

SingTel

S

Net

[redacted]

Singapore network – modern and extensive

Core network (Singapore & International)

- Fully digital telephone network
- Extensive ATM/IP build-out
- Regional Internet traffic hub
- 25 International/Regional Points of Presence

Fixed access network

- Fibre connects >95% of all buildings in Singapore
- 1.88m working DEL (99% share)
- 268,000 DSL connections (61% share of broadband)
- over 250 WiFi hotspots installed

Mobile network

- 1.5 million customers served by dual-band network
- Nationwide coverage - 1900 base stations
- 3G network being deployed in 2004

Singapore network – major projects

- FY04 SingTel capex $293m

Core network

- Commenced exchange consolidation
- Expanding and enhancing regional and domestic IP networks

Fixed access network

- More DSL capacity - over 100k new lines in FY04
- Improving network bandwidth and resiliency
- IP Centrex

Mobile network

- 3G nationwide rollout by end 2004
  - Ericsson contract for up to $220m

Australian network – new and scalable

Fixed network
- Fully digital telephone network
- IP Centrex
- 4 satellites covering Australasia

CMM network
- HFC covers 1.4 million homes
- 520,000 customers in Sydney, Melbourne and Brisbane
- Delivers multiple products - voice, data and TV

Mobile network
- 5.7 million customers served by a dual-band network
- 94% nationwide GSM/GPRS coverage - 3900 base stations
- 3G rollout underway

Business network
- Extensive ATM/IP build-out
- CBD fibre rings & business grade DSL network
- Services to corporate & government customers
  - 11,300 buildings connected

Australian network – major projects

- FY04 Optus capex A$833m

Fixed network
- Network scale & reach
- Network resilience & operational efficiencies
- D1/D2 satellite build

CMM network
- Limited HFC spend
- Possible future DSL build
- Utilise HFC for corporate customer access

Mobile network
- 3G Network build FY05 onwards
- Rural coverage extension
- Data applications / Value Added Services

Business network
- IP expansion
- IP Centrex / IN Replacement
- Corporate & Government bids
- New product and technology introductions

International Network

Focus on regional connectivity	
Subsea Cable	•Cables connect Asia-Pacific to Europe, Middle East, US •Intra-Asia served by APC, APCN, APCN2, C2C,i2i,TIS
Satellites	•INTELSAT, INMARSAT, APSTAR (West Europe, Africa, Asia-Pacific) •Optus A3, B1, B3, C1 (Australia) •SingTel ST-1 (Regional)

Leverage new technologies to reduce cost	
IP-based Switch	Managed IP-based Switch Network with overseas PoPs for wholesale voice traffic.



Europe
China
Reseller
ST UK
ST Japan
Managed IP backbone
ST Hong Kong
ST USA
ST Australia
International Gateway
SingTel PSTN Network
softswitch
Indonesia
Thailand

SingTel Networks

- Focused on improving return on capital


Quality products and services
Modern and extensive networks
SingTel Networks
Leveraging scale
Integrated structure

Network Maps

Singapore network – engineering sites



i2icn
SMW3
WL
Intelsat, Video Uplink/Downlink, VSAT and ST-1
YCKRRS
Seletar Earth Station
YC
HG
Pulau Ubin Microwave Stn
Pulau Tekong Microwave Stn
BP
Intelsat, Video Uplink/ Downlink, VSAT and Digital Video Broadcast-IP
AM
Changi Cable Station
PR
TelePark
PL
Kim Chuan
TP
CG
JW
JE
BT Earth Station
BT Hill Radio Stn
BT
NT
Tuas Cable Station
TS
JR
GL
BD
Katong Cable Station
ES
OC & Comcentre
AR
QT
CT
KT
POC
TB
CS
P. Sakra Telecomm Stn.
Intelsat, Video Uplink/Downlink, and Inmarsat
Sentosa Earth Station
TASMAN2
SMW2
C2C
APCN
APC
APCN2
Cable Station
Satellite Earth Station
Exchange
Data Centre

Points of presence


LEGEND
SingTel ΣXPAN
ΣXPAN Data Centre
ΣXPAN Marketing Alliance Data Centre
SingTel Internet Exchange (STIX)
STIX Coverage
STIX Point of Presence (PoP)
≤ T1 / E1 (1.5Mbps/2Mbps)
≤ T3 / DS3 (45Mbps)
≥ OC3 / STM1 (155Mbps)
≥ OC12 / STM4 (622Mbps)
SINGAPORE
MALAYSIA
Kuala Lumpur
INDONESIA
Jakarta
BRUNEI
EAST TIMOR
AUSTRALIA
Perth
Sydney
NEW ZEALAND
THAILAND
Bangkok
SRI LANKA
MALDIVES
INDIA
Mumbai
Chennai
PAKISTAN
UNITED ARAB EMIRATES
NEPAL
BANGLADESH
LAOS
VIETNAM
HONG KONG
MACAU
CHINA
Beijing
Guangzhou
Shenzhen
Shanghai
Taipei
TAIWAN
Manila
KOREA
JAPAN
Tokyo
Osaka
Palo Alto
Chicago
New York
USA
To UK
London

Australian network – most extensive competitive infrastructure



B1 Satellite
B3 Satellite
A3 Satellite
C1 Satellite
Darwin
Cairns
Jasuraus
NT
QLD
Brisbane
WA
SA
NSW
SMW 3
Perth
PacRim West
Sydney
Southern Cross
Canberra
Adelaide
VIC
Tasman 2
Southern Cross
Melbourne
TAS
Hobart
Mobile Digital (GSM) Coverage
Inter Office Fibre
International Fibre Optic Cable
Broadband Local Network

APCN2 Cable Network


Korea
Japan
(Kitaibaraki)
China
(Shanghai)
(Chikura)
China
(Shantou)
Taiwan
Hongkong
Philippines
Malaysia
Singapore

C2C Cable Network



Korea
Japan
China
Hongkong
Taiwan
Philippines
Singapore

SEA-ME-WE3 Cable Network

- ➢ Partner in SEA-ME-WE4 build


German
UK
Belgium
ranc
Portuga
Moroc
Italy
Greece
Turkey
Cyprus
Alexandria
Egyp
Saudi Arabia
Djibouti
Pakistan
Indi
Sri Lanka
hailand
Malaysia
Indonesia
(medan)
Singapore
Indonesia
(Jakarta)
Australia
Brunei
Vietnam
Philippines
Hongkong
Macau
Shanghai
Korea

SingTel

SingTel Investor Day 2004

2nd September 2004

SingTel

SingTel Investor Day 2004

Consumer Business & Regional Mobile



Mr Lim Chuan Poh
EVP Consumer Business
CEO – SingTel Mobile

2nd September 2004

Consumer Business

➢Responsible for Mobile, National and Internet

SingTel FY04 revenue $4.0bn



Mobile 20%
National 14%
Internet[1] 8%
Other SingTel

me2u pre-paid card Top-Up

via * 1 3 8 8



FREE INCOMING CALLS ALL DAY

MORE SMS

MORE TALKTIME



NEW SingNet
1500kbps
Unlimited Plan
- a high speed dedicated lane just for you.



SingTel

[1] Broadband and Narrowband internet

SingTel Mobile – Singapore market leader

- Healthy margins – positive free cash flow

Postpaid as % of mobile revenue — **92%**

Revenue growth[1] — **3%** (up)


Postpaid as % of revenue
100%
50%
0%
EBITDA margin
93%
92%
92%
92%
FY01
FY02
FY03
FY04

Q1 postpaid market share — **43%**

Postpaid ARPU — **$73** — **9%** (up)

Data as % of ARPU — **18%**

3G rollout — **2004**

[1] Q1 FY05 vs Q1 FY04

National telephone

- SingTel has 99.4% of lines

Gradual decline in DEL Lines 2%



1.94
1.91
1.88
No. of lines
-10%
144
147
133
Revenue S$m
Jun 02 qtr
Jun 03 qtr
Jun 04 qtr

Threat of competition and substitution reduced by low ARPU



USD per month per line from local services
11
22
23
28
29
32
SingTel Jun 04
Telefonica Jun 04
PCCW Dec 03
Telstra Jun 04
Verizon Jun 04
TCNZ Jun 04

SingTel

Internet: Broadband and Narrowband

➢ Total internet revenues up 25% at Q1 FY05

Market share in Broadband	60%

Broadband penetration of Singapore households[1]	38%



Revenue S$m
92
192
268
No. of broadband lines ('000)
21
45
70
21%
Narrowband
57%
Broadband
Jun 02 qtr
Jun 03 qtr
Jun 04 qtr



Household broadband penetration (end 2004)²
12%
17%
31%
31%
35%
36%
40%
77%
Aust
UK
USA
Taiwan
HK
Japan
S'pore
Korea

SingTel

[1] IDA estimates for Jun 2004 [2] Merrill Lynch forecast for Dec 2004

SingTel : major mobile operator in Asia



Regional mobile aggregate base
52m
AIS
14.4M
22%
GLOBE TELECOM
10.5M
40%
bharti
7.7M
28%
SingTel
1.5M
100%
TELKOMSEL
12.4M
35%
'yes' OPTUS
5.7M
100%

Map shows customer numbers as at Jun 04

Regional mobile contribution

Q1 FY05 earnings growth[1] — 31%

Associates contribution to Group NPAT — 32%

[1] Excludes exceptionals in Q1 FY04

3G: challenges and opportunities

Meeting IDA's Policy

- By 31 Dec 2004
  - 95% island-wide street level coverage (signal strength at least -100dBm)
  - Commercial service availability

Key Challenges

- 3G is still an evolving standard
- Early adopter in Asia - overcoming the technical challenges
- Handset - supply and cost remain an issue

Key Opportunities

- Enhanced capabilities - beyond basic voice/data services
- Integrated play – enhancement to 2G
- Enhanced end-user experience – more usage

SingTel

SingTel Investor Day 2004

2nd September 2004

SingTel

SingTel Investor Day 2004

Corporate Business



Mr Lucas Chow

EVP Corporate Business

2nd September 2004

Corporate Business

Serving SingTel's largest customers



Revenue/mth/acct ($m)
0.3
0.2
0.1
0
No. of accts
80
250
350
2400
11700
GAM (Global)
WAM (Wholesale)
CAM (Corporate)
LAM (Local)
BizD (Biz Direct)
Revenue/mth/acct
No of acct (indicative)

Larger customers - data centric
Smaller customers - voice centric



Indicative revenue mix
100%
50%
0%
Data
Voice
GAM
BizDirect

Product responsibility

Responsible for Corporate Data[1] & International telephone



Corp Data* 17%
Int'l 19%
Other SingTel 64%

SingTel FY04 revenue $4.0bn

LLC (local) and ILC (int'l) are main parts of Corporate data[1]



StiX 7%
Other 16%
ATM 7%
ISDN 7%
ILC 21%
LLC 42%

Corporate data[1] revenues FY04 $0.9bn (pre-elim)

[1] Data and Internet (excl. broadband, narrowband & capacity sales)

Strategic objectives – Corporate Business

Defend Singapore business

- Preserve margin/cash flow
- Defend market position
- Stabilise revenues

Grow faster outside Singapore

- Grow 2nd to 3rd country businesses
- Acquire new customer base
- Anchor SingTel's leading position in Asia

Product and service differentiation

- Focus on key industries
  - Financial services, manufacturing, wholesale, pharmaceutical, logistic
- Diversity via SingTel's extensive infrastructure in the region

orate Data

FY05 revenues up 3%

LLC revenues stable



9
100
1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
03 FY03 FY03 FY03 FY04 FY04 FY04 FY04 FY05

ILC revenues stabilising



Quaterly ILC revenues (S$m)
100
80
60
40
80
54
Q1 FY03 Q2 FY03 Q3 FY03 Q4 FY03 Q1 FY04 Q2 FY04 Q3 FY04 Q4 FY04 Q1 FY05

International Telephone

➢Q1 FY05 revenues down 16%

IDD volumes stabilising



outgoing min (mil min)
300
200
100
274
238
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05

Price pressures moderate quarters



Quarterly net average collection rates (S$)
0.6
0.5
0.4
0.3
0.545
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04



Quarterly LLC revenues (S$m)
80
90
100
110


36
1
05

International Telephone

- Q1 FY05 revenues down 16%

IDD volumes stabilising



outgoing min (mil min)
300
200
100
274
238
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05

Price pressures moderate ... quarters



Quarterly net average collection rates (S$)
0.6
0.5
0.4
0.3
0.545
0.436
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05

Corporate Data

- C[illegible] FY05 revenues up 3%

LLC revenues stable



Quarterly LLC revenues (S$m)
110
100
90
80
99
100
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05

ILC revenues stabilising



Quaterly ILC revenues (S$m)
100
80
60
40
80
54
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05

Vo... ...ver IP

- S...1 ... committee examines threats & opportunities

Threats	Opportunities
• H... ...s maximising broadband line Ho...ve... ➢ Prohibitive cost of VoIP equipment ➢ Low DEL/IDD rates	• Market readiness for alternative IDD pricing models, e.g. subscription based
• Corporates pursuing cost advantage However: ➢ Reliability & quality issues ➢ VoIP congests data traffic	• Potential to penetrate other countries
• Significant savings only for high volume, single-destination IDD users	• Potential to serve second to third country traffic

Expanding our international customer base

➢ 2nd-to-3rd country ILC revenues have grown - to around 20% of total ILC[1]

Automotive

Financial services

Manufacturing

Pharmaceutical

Wholesale

[1] Q1FY05

SingTel

S[illegible]gTel Investor Day 2004

2nd September 2004

SingTel

SingTel Investor Day 2004

Optus



Mr Paul O'Sullivan

Optus CEO

2nd September 2004

Optus: SingTel's largest revenue generator

Proportionate revenue from Optus[1] 52%



Others
2%
SingTel
27%
Regional
Mobile
19%
Optus
52%

Proportionate EBITDA 36%

Group NPAT 26%

Optus is the Challenger in the Australian telecoms market



Annual revenue A$bn
$19.4
$6.6
$1.6
$1.3
$0.4
Telstra Jun 04*
Optus Mar 04
Voda Mar 04
AAPT Jun 04
Hutch Dec 03

[1] Based on Optus' contribution for three months to Jun 04

*Telstra domestic sales revenue

Optus: strong track record

Top line driven by market share expansion



Annual revenue A$bn
4.8
15%
5.5
15%[1]
6.6
FY02
FY03
FY04

Dramatic improvement in margins and free cashflow



Free cashflow A$m
Margins %
19%
24%
29%
-612
551
1,106
FY02
FY03
FY04

[1] excluding C1 defence contract revenues

Optus: Q1 FY05 results

- double digit EBITDA growth

Statutory results A$m	3 months to June 04 - reported	3 months to June 03 - ex C1[1]	% increase - ex C1[1]
Operating revenue	1,662	1,485	12%
Operational EBITDA	506	416	22%
Operational EBITDA margin	30%	28%	n/m
EBITDA	508	419	21%
EBIT	262	171	53%
NPAT	151	80	88%
Free cash flow[2]	248	185	34%

[1] excludes C1 defence contract recorded in June 2003 quarter

[2] includes C1 defence contract recorded in June 03 quarter

Optus Mobile: revenues up 13% in Q1

➢ Operational EBITDA margin improves to 39%

Total service revenues (excl equipment) 12%



Mobile revenue A$m
72
729
85
816
Equipment
Service
Q1 FY04
Q1 FY05

Optus Mobile – strong competitive position

Customer base reaches 5.7m	17%
Mobile market share	35%
Data as % of ARPU	15%

Optus Business and Wholesale: revenue up 13%[1]

- Combined margin improves to 27%

Revenue growth in both divisions



Business & W'sale rev A$m
96
252
128
266
Wholesale
34%
Business[1]
5%
Q1 FY04
Q1 FY05

Optus Business - focus on scale

Voice revenues	7%
Data & IP revenues	4%
Satellite revenues	42%
Uecomm improves scale - acceptances at 3 Aug	94%

[1]excluding C1 defence contract recorded in June 2003 quarter

Optus Consumer: top line drives cash flow growth

➤ Free cash flow doubles – EBITDA margin 14%

Total revenues		9%
HFC revenues		5%
Off network voice		11%
Dial up internet & DSL		32%
Bundling rates up	HFC 64%	Offnet 43%

Broadband customers up 68%



Broadband customers '000s
109
122
132
143
5
161
22
10
16
35
DSL
Cable modem
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05

Optus: margins expand in all divisions

Operational EBITDA margin Improvement from FY02 to Q1 FY05



FY02
Q1FY05
Operational EBITDA margin
34%
39%
17%
27%
-11%
14%
Mobile
Business & Wholesale
Consumer

Balanced contribution to EBITDA growth[1] Q1 FY05

	$m	%
Mobile	47	52%
OB/OW	24	27%
CMM	19	21%
	90	

[1] vs Q1 FY04 - excluding C1 defence contract

SingTel

Optus: Challenger focused on returns

Focus	FY05 Targets
Expand margins and gain revenue market share	Double digit operational EBITDA growth
Continuing investing in growth	Control capex within A$1bn budget
Generate cash flow surplus	Free cash flow to exceed A$1bn

* Operating cash before interest and after capex

Optus: the way forward

- Leverage scale, brand and cost advantage

Strategic priorities

1. Lead in "scale potential" markets
2. Cost leadership in target markets
3. Most simple, innovative and reliable customer experience
4. Leverage scale of wider SingTel Group
5. Strengthen successful 'challenger' culture

SingTel Investor Day 2004

2nd September 2004

SingTel

MASNET No. 68 OF 03.09.2004
Announcement No. 68

SINGAPORE TELECOMMUNICATIONS LIMITED

PROPOSED CAPITAL REDUCTION
- ORDER OF COURT AND EXCHANGE RATE FOR CASH DISTRIBUTION

PROPOSED CAPITAL REDUCTION
- ORDER OF COURT AND EXCHANGE RATE FOR CASH DISTRIBUTION

Further to the announcement dated 13 August 2004, Singapore Telecommunications Limited ("SingTel") wishes to announce that it has lodged an Order of Court with the Registrar of Companies and Businesses today, in relation to the capital reduction, and that the special resolution for the capital reduction that was passed at the Extraordinary General Meeting of SingTel on 29 July 2004 has now taken effect. A copy of the Order of Court is attached.

SingTel also wishes to announce that, based on the average of the quoted exchange rates between the Australian Dollar and the Singapore Dollar as selected by any Director of SingTel prevailing over the five market days immediately preceding 3 September 2004 (being the books closure date for the purposes of SingTel's capital reduction), the exchange rate for determining the Australian Dollar equivalent of the cash distribution of S$2.36 for each share cancelled is A$1 = S$1.20012.

ann-296 court order text.pd

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 3 September 2004

Submitted by Chan Su Shan (Ms), Company Secretary, on 03/09/2004 to the SGX

ORDER OF COURT

IN THE HIGH COURT OF THE REPUBLIC OF SINGAPORE

Case No.	: OS1010/2004/N
Document No.	: ORC5297/2004 / H
Date Of Filing	: 16/08/2004
Time Of Filing	: 11:41:10
Doc Control No.	: 837606/E
Date Of Order	: 13/08/2004
Made By	: TAY YONG KWANG

Young Fe Richard Junior
Solicitor for the Applicant

(Assistant Registrar/ Registrar's Name)
(Assistant Registrar/Registrar)
Supreme Court
Singapore

In The Matter Of Section 73 Of The Companies Act, Chapter 50

And

In The Matter Of Singapore Telecommunications Limited
(RC No. 199201624D)

IN THE HIGH COURT OF THE REPUBLIC OF SINGAPORE

Originating Summons)
No. 1010 of 2004/N)

IN THE MATTER OF SECTION 73 OF THE COMPANIES ACT, CHAPTER 50

AND

IN THE MATTER OF SINGAPORE TELECOMMUNICATIONS LIMITED (RC NO. 199201624D)

ORDER OF COURT

BEFORE THE HONOURABLE
JUSTICE TAY YONG KWANG IN CHAMBERS

UPON THE APPLICATION made by way of Originating Summons Entered No. 1010 of 2004/N by the abovenamed Singapore Telecommunications Limited (the "**Applicant**") AND UPON READING the Affidavit of Lee Hsien Yang filed herein on the 2nd day of August 2004 and the exhibits thereto, and UPON HEARING Counsel for the Applicant, IT IS HEREBY ORDERED THAT:

1. the compilation of a list of creditors of the Applicant be dispensed with pursuant to section 73(3) of the Companies Act, Chapter 50 (the "**Act**");

2. the reduction of the share capital of the Applicant proposed to be effected by the Special Resolution of the Applicant duly passed at an Extraordinary General Meeting of the Applicant held on 29 July 2004 and set out in the Schedule hereto be confirmed under section 73 of the Act; and

3. the Applicant be at liberty to apply.

Dated the 13th day of August 2004.

ASSISTANT REGISTRAR

SCHEDULE

SPECIAL RESOLUTION

RESOLVED That, pursuant to Article 11(A) of the Articles of Association of the Applicant and subject to the confirmation of the High Court of the Republic of Singapore:

(1) **Reduction of Issued and Paid-Up Share Capital**

(a) (i) the issued and paid-up share capital of the Applicant of a maximum of S$2,709,748,219.65 comprising a maximum of 18,064,988,131 ordinary shares of S$0.15 each (the "**Shares**") be reduced by a maximum of S$193,553,444.25, (ii) such reduction be made out of the Contributed Capital (as hereinafter defined) of the Applicant and be effected by cancelling, subject to the Rounding-Up (as defined in sub-paragraph (b) below), one Share for every 14 Shares (the "**Reduction Ratio**") held by or on behalf of the Relevant Shareholders (as hereinafter defined) as at a books closure date to be determined by the Directors (the "**Books Closure Date**"), and (iii) forthwith upon such reduction taking effect, the maximum sum of S$193,553,444.25 arising from such reduction of issued and paid-up share capital be returned to each Relevant Shareholder on the basis of S$0.15 for each Share held by or on behalf of such Relevant Shareholder so cancelled; and

(b) the number of Shares proposed to be cancelled from each Relevant Shareholder under sub-paragraph (a) above pursuant to the Reduction Ratio be reduced by rounding-up (where applicable) to the nearest multiple of 10 Shares (the "**Rounding-Up**") the resultant number of Shares that would have been held by or on behalf of each Relevant Shareholder following the proposed cancellation of Shares pursuant to the Reduction Ratio. In the event that the resultant number of Shares arising from the Rounding-Up:

(i) is greater than the number of Shares held by or on behalf of such Relevant Shareholder as at the Books Closure Date, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder shall be the number of Shares cancelled based solely on the Reduction Ratio; or

(ii) is equal to the number of Shares held or on behalf of such Relevant Shareholder as at the Books Closure Date, no Shares shall be cancelled from such Relevant Shareholder;

(2) **Reduction of Share Premium Account**

subject to and forthwith upon the preceding paragraph (1) taking effect, the sum standing to the credit of the share premium account of the Applicant be reduced by a maximum sum of S$2,851,687,411.95, and that such reduction be made out of the Contributed Capital of the Applicant and be effected by returning to the Relevant Shareholders S$2.21 in cash for each issued and fully paid-up Share held by or on behalf of each Relevant Shareholder which is cancelled pursuant to the preceding paragraph (1);

(3) **Authority to Directors**

the Directors and each of them be and are hereby authorised to do all acts and things and to execute all such documents as they or he may consider necessary or expedient to give effect to the preceding paragraphs (1) and (2); and

(4) **Definitions**

in this Resolution:

"**Contributed Capital**" shall have the meaning ascribed to it in Section10I(5) of the Income Tax Act, Chapter 134;

"**Depositor**" and "**Depository Agent**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act, Chapter 50;

"**Relevant Shareholders**" means:

(a) persons who are registered as holders of Shares in the Register of Members of the Applicant except that where the registered holder is The Central Depository (Pte) Limited ("**CDP**"), such persons shall mean the Depositors (other than the Central Provident Fund Board ("**CPF**") and CHESS Depositary Nominees Pty Limited ("**CDN**")) who have Shares credited to their Securities Accounts;

(b) persons who had acquired Shares using moneys from their CPF Ordinary Accounts at preferential fixed prices of S$1.90 per Share pursuant to the prospectus dated 9 October 1993 issued by the Applicant (the "**Group A Shares**"), and S$2.50 per Share pursuant to letters dated 20 August 1996 from the Ministry of Finance (the "**ST-2 Shares**"), whose Group A Shares and ST-2 Shares are held on their behalf by CPF; and

(c) holders of CHESS Units of Foreign Financial Products relating to Shares ("**CUFS**"), whose Shares are held on their behalf by CDN,

but excludes persons who hold or own less than 14 Shares or CUFS as at the Books Closure Date; and

"**Securities Accounts**" means securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.

IN THE HIGH COURT OF THE REPUBLIC OF SINGAPORE

Originating Summons)
No. 1010 of 2004/N)

IN THE MATTER OF SECTION 73 OF THE COMPANIES ACT, CHAPTER 50

AND

IN THE MATTER OF SINGAPORE TELECOMMUNICATIONS LIMITED (RC NO. 199201624D)

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ORDER OF COURT

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Richard Young / Leon Ng
Allen & Gledhill
One Marina Boulevard #28-00
Singapore 018989
TEL: 6890 7635
FAX: 6438 5925
REF: RYF/NYT/2004004232
I:\ryoung\SINGTEL\Ct Docs\Order_Draft (130804).doc

Filed this 16th day of August 2004.

MASNET No. 64 OF 03.09.2004
Announcement No. 64

SINGAPORE TELECOMMUNICATIONS LIMITED

SGX/ASX RELEASE - OPTUS' ACQUISITION OF UECOMM OPTIONS AND PERFORMANCE RIGHTS

Attached is a release by SingTel Optus Pty Limited, a wholly-owned subsidiary of Singapore Telecommunications Limited, on the above subject.

release-030904.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 03/09/2004 to the SGX

SingTel

'yes' OPTUS

SGX/ASX RELEASE

3 September 2004

OPTUS' ACQUISITION OF UECOMM OPTIONS AND PERFORMANCE RIGHTS

As previously announced, the off-market takeover bid (**Bid**) by SingTel Optus Pty Limited, through its wholly owned subsidiary, Optus Networks Pty Limited (**Optus**), for all of the ordinary shares in Uecomm Limited (**Uecomm**) closed at 7.00pm Sydney, Australia time on 3 August 2004.

Optus has now made an offer (**Options Offer**) to each person who (as at 3 September 2004) holds options to subscribe for ordinary shares in Uecomm (**Uecomm Options**) to acquire their Uecomm Options. The Options Offers are scheduled to close at 7.00pm Sydney, Australia time on 14 September 2004 (unless extended). Optus will also, before 5.00pm Sydney, Australia time on 10 September 2004, make an offer (**Performance Rights Offer**) to each person who (as at 3 September 2004) holds rights to subscribe for ordinary shares in Uecomm (**Uecomm Performance Rights**) to acquire their Uecomm Performance Rights. Both the Options Offers and the Performance Rights Offers are being made pursuant to the terms of the implementation agreement entered into between Optus and Uecomm on 21 May 2004 (**Implementation Agreement**).

Optus has a statutory right under the *Corporations Act 2001* (Cth) (**Corporations Act**) to give holders of Uecomm Options and Uecomm Performance Rights a notice to compulsorily acquire those securities under the general compulsory acquisition regime of the Corporations Act (**Convertible Securities Compulsory Acquisition Notice**). This is because, following the close of the Bid, Optus became a 90% holder (within the meaning of section 664A(2) of the Corporations Act) in relation to both the Uecomm Options and the Uecomm Performance Rights. The Convertible Securities Compulsory Acquisition Notice must be accompanied by an expert's report which states whether, in the expert's opinion, the terms of the compulsory acquisition give a fair value for the securities concerned.

Under the Corporations Act, Optus also has a statutory obligation to offer to buy out the holders of Uecomm Options and Uecomm Performance Rights within one month after the close of the Bid. This compulsory buy out offer (**Compulsory Buy Out Offer**) must also be accompanied by an expert's report.

If any holder of Uecomm Options or Uecomm Performance Rights does not accept the Options Offer or Performance Rights Offer (as the case may be), Optus intends to exercise its right to compulsorily acquire the Uecomm Options and/or Uecomm Performance Rights. If this occurs, Optus will dispatch the Convertible Securities Compulsory Acquisition Notice to the holders of those securities together with an expert's report. At the same time, Optus will dispatch Compulsory Buy Out Offers to those holders.

Optus has obtained a modification of the Corporations Act from the Australian Securities and Investments Commission to extend the one month period within which to dispatch Compulsory Buy Out Offers to two months. This modification was obtained to enable Optus to first make the Options Offers and the Performance Rights Offers under the Implementation Agreement, and to allow the Compulsory Buy Out Offers to be dispatched at the same time as the Convertible Securities Compulsory Acquisition Notices.